UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 to Schedule 13G)

Twitter Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

90184L102

(Cusip Number)

John Lutz Heidi Steele McDermott Will & Emery LLP 444 West Lake Street, Suite 4000 Chicago, IL 60657 (312) 984-3624

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90184L102

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Elon R. Musk
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☒
6	Citizenship or Place of Organization: USA
Number of Shares	7	Sole Voting Power: 73,115,038
Beneficially Owned by Each	8	Shared Voting Power: --
Reporting Person With	9	Sole Dispositive Power: 73,115,038
	10	Shared Dispositive Power: --
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 73,115,038
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 9.1%[1]
14	Type of Reporting Person (See Instructions): IN

1 Based on 800,641,166 shares of Common Stock outstanding as of February 10, 2022 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2021.

SCHEDULE 13D

Item 1.     Security and Issuer.

Elon Musk (the “Reporting Person”) previously filed a Schedule 13G on April 4, 2022 (the “Schedule 13G”). This Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Stock”) of Twitter Inc., a Delaware corporation (the “Issuer” or “Registrant”), and amends the Schedule 13G.  The address of the principal executive offices of the Issuer is 1355 Market Street, Suite 900, San Francisco, CA 94103; its telephone number is (415) 222-9670.

Item 2.     Identity and Background.

(a)	This Schedule 13D is being filed by Elon Musk (the “Reporting Person”).

(b)	The principal business address for the Reporting Person is 2110 Ranch Road 620 S. #341886,

Austin, TX 78734.

(c)	The principal occupation of the Reporting Person is serving as the Technoking and Chief Executive Officer of Tesla, Inc., the business address of which is 1 Tesla Road, Austin, Texas 78725. On April 4, 2022, the Reporting Person entered into a letter agreement with the Issuer in which the Issuer agreed to appoint the Reporting Person to the Board of Directors of Issuer, subject to certain onboarding procedures.

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except for proceedings initiated by the Securities and Exchange Commission, and related settlement with the Securities and Exchange Commission filed with the U.S. District Court for the Southern District of New York on September 29, 2018 and further amended on April 26, 2019, with respect to Reporting Person’s statement on August 7, 2018 that he was considering taking Tesla private.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person used cash to make the purchases of Common Stock listed on Schedule I hereto.

Item 4.     Purpose of Transaction.

On April 4, 2022, the Reporting Person and the Issuer entered into a letter agreement (the “Agreement”) which provides that: (i) the Issuer will appoint the Reporting Person to the Issuer’s Board of Directors (the “Board”) to serve as a Class II director with a term expiring at the Issuer’s 2024 Annual Meeting of Stockholders; and (ii) for so long as the Reporting Person is serving on the Board and for 90 days thereafter, the Reporting Person will not, either alone or as a member of a group, become the beneficial owner of more than 14.9% of the Issuer’s common stock outstanding at such time, including for these purposes economic exposure through derivative securities, swaps, or hedging transactions. The foregoing summary of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, which is filed as Exhibit A and incorporated herein by reference.

The Reporting Person holds the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of Common Stock will be subject to the Company’s policies, including its insider trading policy, as applicable.

Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. The Common Stock beneficial owned by the Reporting Person is held by the Elon Musk Revocable Trust dated July 22, 2003 for which Elon Musk is the sole Trustee.

(c) Schedule I sets forth the transactions in the Common Stock effected by the Reporting Person during the past 60 days.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 4, 2022, the Reporting Person and the Issuer entered the Agreement described in Item 4 above. The Agreement is filed as Exhibit A hereto and incorporated by herein reference.

Item 7. Exhibits

EXHIBIT A	Letter Agreement, dated as of April 4, 2022, among Twitter, Inc. and Elon Musk (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 5, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2022

By:	/s/ Elon Musk
Elon Musk

SCHEDULE I

The following table lists all transactions completed by the Reporting Person in the Common Stock since January 31, 2022, which were all completed through open market purchases.

Date	Shares bought	Price
1/31/2022	620,083	$36.828
2/1/2022	542,496	$37.549
2/2/2022	850,373	$36.748
2/3/2022	3,649,957	$34.391
2/4/2022	1,070,429	$36.184
2/7/2022	4,839,507	$36.515
2/8/2022	730,000	$35.733
2/9/2022	638,283	$36.886
2/10/2022	2,604,907	$36.642
2/11/2022	1,291,432	$36.523
2/14/2022	958,849	$35.92
2/15/2022	371,075	$36.511
2/16/2022	655,000	$35.814
2/17/2022	731,581	$35.891
2/18/2022	1,331,040	$34.506
2/22/2022	1,256,751	$33.231
2/23/2022	1,063,170	$32.806
2/24/2022	838,793	$33.765
2/25/2022	695,849	$34.784
2/28/2022	1,025,518	$35.320
3/1/2022	897,656	$35.326
3/2/2022	992,785	$34.575
3/3/2022	1,211,426	$33.971
3/4/2022	1,016,259	$33.376
3/7/2022	1,779,530	$33.067
3/8/2022	2,228,858	$33.769
3/9/2022	1,005,125	$34.154
3/10/2022	1,228,833	$33.932
3/11/2022	2,927,000	$33.238
3/14/2022	2,770,284	$33.082
3/15/2022	1,966,000	$33.791
3/16/2022	2,978,376	$34.992
3/17/2022	1,500,000	$37.089
3/18/2022	2,858,340	$38.252
3/21/2022	1,942,482	$37.280
3/22/2022	2,476,000	$38.542
3/23/2022	2,502,140	$38.149
3/24/2022	1,926,764	$38.675
3/25/2022	3,491,274	$38.202
3/28/2022	2,603,779	$38.772
3/29/2022	2,875,934	$40.301
3/31/2022	2,000,000	$38.818
4/1/2022	2,171,100	$39.341